Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 17, 2021, with respect to the consolidated balance sheets as of December 31, 2020 and 2019, the related consolidated statements of comprehensive earnings, equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, of Devon Energy Corporation and the effectiveness of internal control over financial reporting as of December 31, 2020, incorporated herein by reference.

Our report refers to a change in the method of accounting for leases in 2019 due to the adoption of Accounting Standards Update 2016-02, Leases (Topic 842).

/s/ KPMG LLP

Oklahoma City, Oklahoma

November 10, 2021